FOR IMMEDIATE RELEASE: April 16, 2012	PR 12-07

Atna Reports Progress on Development of the Pinson Mine

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/OTCBB:ATNAF) is pleased to report on the development progress of its 100 percent owned Pinson Mine development project near Winnemucca, Nevada. Atna is targeting the commencement of sustained gold production by year end 2012. Atna has focused on the following tasks in the first quarter:

•	Senior management for the project has been retained and are now on-site.
•	Mr. Rod Berkshire has joined Atna as General Manager for the Pinson Mine. Mr. Berkshire is a mining engineer by training with over 35 years of underground and surface mining operations experience. He has worked in exploration, mine feasibility, engineering, corporate staff and operations management. Rod is a graduate of the Haileybury School of Mines in Ontario and has a Bachelor of Science in Mining Engineering from Michigan Technological University. He is a Registered Professional Engineer in Illinois.
•	The mine design and reserve estimate for the Pinson underground is targeted for release by the end of April.
•	The mining contractor, DMC Mining Services, is mobilized and three mining crews are working on site.
•	Development of the secondary access is now 26 percent complete. Rehabilitation of the lower ramp in the mine is underway which will enable development of the secondary access from both ends.
•	A total of approximately 1,500 tons of ore has been mined with an estimated gold grade of 0.36 oz/ton (1,360 tonnes at 10.l1 g/t Au). This material was mined to validate the mineral reserve model, assess ground conditions and to provide a bulk sample for metallurgical process tests. No significant issues were encountered in mining this material.
•	The assay lab has been designed and construction quotes are pending.
•	Negotiations are ongoing concerning third party processing of oxide ores.
•	Metallurgical sample drilling in the Mag open pit has commenced. The 1,500 to 2,000-foot (460 to 610 meter) PQ core program will acquire 6 to 8 samples for column leach testing of the potential open-pit, heap leach, gold resources in the Mag pit. Column leach testing will be the focus of the metallurgical work with attention to crush size optimization, gold recovery optimization, evaluation of reagent costs, and the evaluation of any recovery issues associated with carbon or gold encapsulation.

"Work at Pinson is proceeding as planned and we are on target to begin sustained production by the end of 2012", states James Hesketh, President & CEO.

For additional information on Atna Resources and the Briggs Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at the Pinson Gold Project. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, future operating costs at the Pinson Gold Project, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 26, 2012.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com